PRIVATE PLACEMENT UPDATE

Toronto – November 9, 2005 – Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) (“Eiger”) The Company wishes to advise that it has requested from the TSX, and has been granted, an extension on the closing date of its private placement first announced on September 14, 2005. The extension to November 21, 2005 has been granted and the company expects to close its private placement on this date.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
jmoretto@eigertechnology.com